

May 12, 2011

Ms. Lauralee E. Martin
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

      Re: Jones Lang LaSalle Incorporated
               Form 10-K for the year ended December 31, 2010
               File No. 1-13145

Dear Ms. Martin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please tell us how you have complied with Regulation S-K related to disclosure of off-balance sheet arrangements. Your response should specifically address unfunded commitments on your investments in real estate ventures.

Contractual Obligations, page 50

2. Please enhance your disclosure of contractual obligations so that you address interest obligations, unfunded commitments to unconsolidated joint ventures and your commitments to self-fund health insurance.

Financial Statements

12. Commitments and Contingencies, page 80

3. We note your policy disclosure on page 39 related to potential loss events from professional indemnity and employment practice liability. Please tell us how you have met the disclosure requirements under ASC 450-20-50 related to unaccrued losses and/or losses in excess of amounts accrued.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief